SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

July 27, 2004

Commission File No. 1-14712

FRANCE TELECOM

(Translation of registrant’s name into English)

6, place d’Alleray, 75505 Paris Cedex 15, France

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F      X            Form 40-F

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Indicate by check mark whether the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

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information contained in this Form, is also thereby furnishing the information to the

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(If “Yes” is marked, indicate below the file number assigned to the

Registrant in connection with Rule 12g3-2(b): 82-             )

Enclosure: Press Release dated July 27, 2004 announcing France Telecom’s First-Half 2004 Results

Paris, July 27, 2004

Press release

First-Half 2004 Results in Line with Full-Year Objectives

Consolidated revenues up 4.2% on a comparable basis (1.4% on an actual basis)

•	Strong revenue growth of Orange (11.2% on a comparable basis) and Broadband Services as ADSL revenues in France soared 48.5% year on year

•	Solid resilience of Fixed Line, Distribution, Networks, Large Customers and Carriers segment (decline limited to 1% on a comparable basis)

Significant improvement of the Group’s profitability and operating margins

•	Operating income before depreciation and amortization excluding commercial expenses was 11.7 billion euros, i.e. 50.4% of revenues, an increase of 3 percentage points year on year.

•	Operating income before depreciation and amortization was 8.9 billion euros, i.e. 38.3% of revenues, an increase of 1 percentage point

•	Operating income was up more than 2 percentage points to 5.3 billion euros, i.e. 22.7% of revenues.

Positive impact of TOP Program

•	Operating income before depreciation and amortization less CAPEX reached 6.8 billion euros, up 9.6% on a comparable basis and 7.7% on an actual basis.

•	Free cash flow, excluding asset disposals and acquisition of minority interests in Orange and Wanadoo, reached 3.4 billion euros, compared with 2 billion euros in the first half of 2003.

Net income after minority interests was 1.1 billion euros at June 30, 2004

Net financial debt totaled 48 billion euros due to new accounting standards (negative impact of 3.6 billion euros)

Objectives

•	Objectives for 2004 and 2005 confirmed

•	Confirmation of 2005 target ratio of net financial debt / operating income before depreciation and amortization between 1.5 and 2 (French GAAP), taking into account changes in accounting standards

France Telecom	6 Place d’Alleray	Phone:+33 1 44 44 93 93
Corporate Communication	75505 Paris cedex 15 France	Fax: + 33 1 44 44 80 34

Commenting on these results, France Telecom Chairman and Chief Executive Officer Thierry Breton said:

“These results demonstrate the Group’s excellent performance in the first half of 2004 in a difficult context and give us confidence in our ability to achieve our objectives. In line with our “Ambition FT2005” plan, France Telecom is combining growth, rigorous management and operational vigor. The many commercial and technological initiatives taken during these six months, in addition to new strategic partnerships, are the hallmark of an enterprising and innovative company, working for the benefit of all its clients.”

France Telecom Group Key Consolidated Figures for Six Months Ended June 30, 2004/2003

In billions of euros	1st half 2004	1st half 2003 Historical	% change 2004/2003 Historical	1st half 2003 on a comparable basis*	% change 2004/2003 on a comparable basis*
Revenues	23.2	22.9	+ 1.4	22.2	+ 4.2
Operating income before depreciation and amortization	8.9	8.5	+ 4.5	8.3	+ 6.9
Operating income	5.3	4.6	+ 13.5	4.7	+ 12.8
Current income from integrated companies	3.4	2.3	+ 47.5	—	—
Net income after minority interests	1.1	2.5	- 56.1	—	—

In billions of euros	1st half 2004	1st half 2003 Historical	% change 2004/2003 Historical	1st half 2003 on a comparable basis*	% change 2004/2003 on a comparable basis*
Net financial debt	48.0	49.3	- 2.8	—	—
Shareholders’ equity	15.3	4.7	+ 231.0	—	—
Operating income before depreciation and amortization less CAPEX	6.8	6.3	+ 7.7	6.2	+ 9.6
Free cash flow excluding asset disposals and purchase of minority interests	3.4	2.0	+ 69.0	—	—

All the data presented was checked by statutory auditors in a partial review.

The “comparable basis” pro forma figures were not verified.

The key financial terminology used in the press release is defined in appendix 6.

First half revenues up 4.2% on a comparable basis

France Telecom’s consolidated revenues for the six months ended June 30, 2004 were 23.2 billion euros, a year-on-year increase of 4.2% on a comparable basis. On an actual basis first half revenues increased only 1.4% due to the negative impact of exchange rates and changes in the scope of consolidation, notably the sale of CTE Salvador in October 2003.

Revenue growth on a comparable basis reflects the dynamic performance by Orange, which recorded an 11.2% increase in revenues on a comparable basis (10.7% on an actual basis) and by Wanadoo, which saw revenues rise 11.9% on a comparable basis and 10.8% on an actual basis. This double-digit growth in wireless and Internet businesses more than offset the contained decline of 1% on a comparable basis (1.1% on an actual basis) in revenues from the Fixed Line, Distribution, Networks, Large Customers and Carriers segment. This segment benefited from robust growth in ADSL services, which recorded a 48.5% growth in revenues compared to the first half of 2003.

TP Group recorded revenue growth of 1.6% on a comparable basis (revenues declined 8.4% on an actual basis), led by 29% growth in revenues from wireless services (16.5% on an actual basis). Equant’s revenues declined 3.2% on a comparable basis (12.9% on an actual basis). Revenues in Rest of World activities recorded a 7.5% increase on a comparable basis (decline of 20.8% on an actual basis).

(in millions of euros)	1st half 2004	1st half 2003 Historical	% change 2004/2003 Historical	1st half 2003 on a comparable basis*	% change 2004/2003 on a comparable basis*
Total Revenues	23,182	22,852	+ 1.4	22,242	+ 4.2
Revenues by segment:
Orange	9,536	8,615	+ 10.7	8,573	+ 11.2
of which Orange France	4,139	3,806	+ 8.8	3,806	+ 8.8
Orange UK	3,049	2,852	+ 6.9	2,901	+ 5.1
Orange Rest of World	2,430	2,044	+ 18.9	1,952	+ 24.4
Inter sub-segment eliminations	-82	-87	- 6.3	-86	- 5.1
Wanadoo	1,360	1,227	+ 10.9	1,215	+ 11.9
of which Access, portals and e-Merchant	929	810	+ 14.7	802	+ 15.9
Directories	435	422	+ 3.2	417	+ 4.5
Inter sub-segment eliminations	-4	-5	n.s.	-3	n.s.
Fixed Line, Distribution, Networks, Large Customers and Carriers	10,799	10,915	- 1.1	10,909	- 1.0
of which Consumer services	5,414	5,679	- 4.7	5,669	- 4.5
Business services	3,250	3,389	- 4.1	3,393	- 4.2
Carrier services	1,913	1,672	+ 14.4	1,671	+ 14.5
Other revenues	222	176	+ 25.9	176	+ 26.0
Equant	1,168	1,341	- 12.9	1,206	- 3.2
TP Group	1,944	2,123	- 8.4	1,914	+ 1.6
of which Fixed line services	1,446	1,701	- 15.0	1,534	- 5.7
	564	484	+ 16.5	437	+ 29.0
Internet and other revenues	24	25	- 3.9	21	+ 15.8
Inter sub-segment eliminations	-90	-87	+ 2.9	-78	+ 14.8
Other international operations	676	854	- 20.9	629	+ 7.5
Inter sub-segment eliminations	-2,301	-2,223	+ 3.5	-2,204	+ 4.4

Continued improvement in operating performance while maintaining investment in growth drivers

•	Operating expenses before depreciation and amortization (OPEX) rose 2.6% on a comparable basis versus H1 2003 (declining 0.4% on an actual basis). This reflects the increase in commercial expenses linked to initiatives to recruit new customers, ensure customer loyalty and sustain growth. Excluding commercial expenses, external expenses dropped 1.2% on a comparable basis and 4.3% on an actual basis.

•	Operating income before depreciation and amortization rose 6.9% on a comparable basis and 4.5% on an actual basis to 8.9 billion euros, resulting in an operating income before depreciation and amortization/revenues margin of 38.3%, compared with 37.3% on a comparable basis in the first half 2003 (37.1% in historical figures). Excluding commercial expenses, this margin increased to 50.4%, versus 47.4% in the first half 2003 on a comparable basis. Operating income increased 12.8% on a comparable basis and 13.5% on an actual basis, totaling 5.3 billion euros in H1 2004. With the exception of Equant, all segments recorded increases in operating income on a comparable basis for the period versus H1 2003.

•	CAPEX (Investments in tangible and intangible assets, excluding licenses) amounted to 2.1 billion euros for H1 2004, a decrease of 1.1% on a comparable basis and 4.8% on an actual basis. The CAPEX/revenues ratio was 8.9% (compared with 9.5% in H1 2003 on a comparable basis). France Telecom maintains its objective of a CAPEX/revenues ratio of approximately 11% for full year 2004, since investments are historically higher in the second half of the year.

•	Thanks to optimized investments and the favorable impact of the TOP Sourcing program, particularly in new technologies, France Telecom has been able to accelerate rollout of both fixed and wireless broadband networks without increasing total investment expenditure. During H1 2004, the number of ADSL lines opened in France was 30% higher than in H1 2003. In the UK, a commercial UMTS service was launched in mid-July, and UMTS and EDGE network rollout accelerated in France as well as in in other European mobile networks.

•	The TOP indicator “Operating income before depreciation and amortization less CAPEX” (investments in tangible and intangible assets, excluding licenses) increased by 9.6% on a comparable basis and 7.7% on an actual basis to 6.8 billion euros, an improvement of 594 million euros. This improvement reflects increased control over operating and investment expenses thanks to ongoing deployment of the TOP program, which substantially improves the Group’s processes.

Results in line with full-year 2004 objectives

Current income from integrated companies was 3.4 billion euros at June 30, 2004, up from 2.3 billion euros at June 30, 2003.

Net income after minority interests reached nearly 1.1 billion euros.

Free cash flow

Free cash flow from operations amounted to 6 billion euros in H1 2004, compared with 4.5 billion euros in H1 2003. This robust increase was due to the improvement in consolidated margins, especially the 6.9% increase on a comparable basis in operating income before depreciation and amortization (4.5% on an actual basis).

Consolidated free cash flow at June 30, 2004, before asset disposals and acquisitions of minority interests, was 3.4 billion euros, compared to 2.0 billion euros at June 30, 2003.

France Telecom respected its commitments by resuming its distribution policy as of 2004, and optimized its capital structure (acquisition of minority interests in its Wanadoo and Orange subsidiaries for 2.3 billion euros) to strengthen its integrated operator strategy.

	Six months ending June 30
(in millions of euros)	2004	2003 historical

Net cash from operating activities (a)	5,960	4,474

Net cash allocated to investment activities (b)	-3,340	-4,007
of which investment expenditure	-2,573	-2,758
of which asset disposals (c)	19	1,199
of which purchase of minority stakes in Wanadoo & Orange (d)	-2,276	0

Change in short-term marketable securities (e)	-1,477	2,744

Free cash flow* =(a)+(b)-(c)-(d)+(e)	3,400	2,012

*	excluding asset disposals, increases in short-term marketable securities and purchases of minority stakes in Wanadoo and Orange

Net financial debt

At June 30, 2004, France Telecom’s net financial debt stood at 48 billion euros, compared with 49.3 billion euros a year earlier and 44.2 billion euros at December 31, 2003. Under new accounting standards France Telecom fully consolidated the following items as of January 1, 2004, totaling 3.6 billion euros:

•	Tele Invest and Tele Invest II entities, which acquired shares in TP S.A. for Kulczyck Holding;

•	Vehicles created within the scope of the programs to divest France Telecom S.A. and Orange receivables.

When the changes in accounting standards are not taken into consideration, the increase in net financial debt since December 31, 2003 was limited to 0.2 billion euros, even though France Telecom bought out minority interests in Wanadoo and Orange during the first half of 2004 for a total of 2.3 billion euros and distributed 700 million euros to shareholders.

Objectives confirmed

France Telecom confirms its objectives for 2004 and 2005:

•	Revenue growth between 3% and 5% on a comparable basis in 2004 and 2005;

•	Operating Income before Depreciation and Amortization in excess of 18 billion euros for 2004;

•	A target margin ratio for 2005 of 40% for Operating income before depreciation and amortization / revenues

•	Ratio of capital expenditure (excluding licenses) / revenues between 10% and 12% in 2004 and 2005;

•	Ratio of net debt/Operating income before depreciation and amortization between 1.5 and 2 in 2005 (according to French Generally Accepted Accounting Principles, including consolidation of off-balance sheet items).

•	Group R&D expenditures* reaching 1.3% of revenues in 2004 (vs. 1.1% in 2003) and 1.5% in 2005.

Press contacts:

Nilou du Castel	Phone: +33(0)1 44 44 93 93
nilou.ducastel@francetelecom.com

Caroline Chaize
caroline.chaize@francetelecom.com

Bertrand Deronchaine
bertrand.deronchaine@francetelecom.com

Analysis by segment

Orange: revenues increase 11.2% on a comparable basis

•	strong 11.5% increase in customer base

•	ARPU and AUPU growth in France and the UK, driven in particular by the branded handset policy (Orange Signature) and the client mix

•	accelerated growth in revenues outside France and the UK

	Six months ending June 30			Change
(in millions of euros)	2004	2003 on comparable basis (non-audited)	2003 historical	04/03 on comparable basis (non-audited)	04/03 histcorical
Revenues	9,536	8,573	8,615	11.2%	10.7%
Network revenues	8,836	7,887	7,926	12.0%	11.5%
Operating income before depreciation and amortization	3,683	3,248	3,268	13.4%	12.7%
Operating income before depreciation and amortization / total revenues	38.6%	37.9%	37.9%
Operating income	2,411	2,078	2,086	16.0%	15.6%
CAPEX	952	917	926	3.8%	2.8%
UMTS / GSM licenses	5	0	0
Operating income before depreciation and amortization - CAPEX	2,731	2,331	2,342	17.2%	16.6%

(see appendix 2 for key indicators by country)

•	Orange recorded revenues of 9.5 billion euros in the six months ended June 30, 2004, up 11.2% on a comparable basis (10.7% on an actual basis). This growth was due to a 11.5% increase in the customer base (with contract customers representing 59.7% of the mix in France and 33.1% in the United Kingdom) and to positive ARPU trends (+2.9% in France and +2.6% in the United Kingdom). This led to a 12% increase in network revenues on a comparable basis (11.5% on an actual basis). Non-voice services represented 14.3% of network revenues, up from 12.3% at June 30, 2003. Revenues from Orange Rest of World (outside France and the United Kingdom) increased 24.4% on a comparable basis and 18.9% on an actual basis, reflecting robust growth in the number of customers (+28.9% since June 30, 2003). Growth in the customer base was especially strong in Romania (+52.8%), the Netherlands (+46.1%) and Egypt (+28.5%).

•	Operating income before depreciation and amortization for the Orange segment experienced double-digit growth. Operations outside France and the United Kingdom represented 25% of Orange’s operating income before depreciation and amortization.

•	Operating income before depreciation and amortization/total revenues increased from 37.9% at June 30, 2003 to 38.6% at June 30, 2004. Intensified commercial efforts in all markets led to a strong 16% rise in operating income on a comparable basis (15.6% on an actual basis).

•	The 3.8% increase in investments in tangible and intangible assets excluding licenses (CAPEX) on a comparable basis (2.8% on an actual basis) was due notably to UMTS investments in France and the UK.

•	The TOP indicator “Operating income before depreciation and amortization less CAPEX” increased 17.2% on a comparable basis (16.6% on an actual basis) to 2.7 billion euros.

Wanadoo: 11.9% increase in revenues on a comparable basis

•	Growth in broadband customer base: 80% increase in new broadband subscribers in Europe

•	35.4% of Wanadoo customers in Europe now have broadband

	Six months ending June 30			Change
in millions of euros	2004	2003 on a comparable basis (non audited)	2003 historical	04/03 on a comparable basis (non audited)	04/03 historical
Revenues	1,360	1,215	1,227	11.9%	10.8%
Operating income before depreciation and amortization	126	113	109	12.2%	15.9%
Operating income before depreciation and amortization / revenues	9.3%	9.3%	8.9%
Operating income	94	77	60	22.2%	56.1%
CAPEX	31	27	37	12.1%	(16.5)%
Operating income before depreciation and amortization - CAPEX	96	85	72	12.3%	32.3%

•	Wanadoo’s revenues at June 30, 2004 were 1.4 billion euros, an increase of 11.9% on a comparable basis (10.8% on an actual basis), reflecting primarily the sustained growth in the number of broadband customers and the migration of narrowband dial-up customers to a broadband service.

•	Revenues from the “Access, portals and e-Merchant” business were up 15.9% on a comparable basis (14.7% on an actual basis), due primarily to Internet access services, which added 431,000 customers, an increase of 4.8%. This business had a total of 9.24 million customers at June 30, 2004, up 5% on a comparable basis compared with June 30, 2003. Some 35% of Internet access customers had a broadband subscription at the end of the period. This positive trend is expected to continue in the second half of 2004 with the launch of new offerings in France and Europe. In addition, revenues from the e-Merchant business were up 15.3%.

•	Revenues from the Directories business increased 4.5% on a comparable basis (3.2% on an actual basis). This growth reflects enhanced offerings of print and online directory services.

•	Operating income before depreciation and amortization rose 12.2% on a comparable basis (15.9% on an actual basis).

•	Operating income surged 22.2% compared to H1 2003 on a comparable basis to 94 million euros (56.1% on an actual basis).

•	The TOP indicator “Operating income before depreciation and amortization less CAPEX” improved 12.3% on a comparable basis (32.3% on an actual basis) to 96 million euros, compared with 85 million euros at June 30, 2003.

Fixed Line, Distribution, Networks, Large Customers and Carriers

•	Solid resilience for fixed line services in France as revenue trends improved: decline limited to 1% in H1 2004, compared with a full-year 2003 decline of 2.4% (on a comparable basis).

•	Operating income rose more than 10.8% on a comparable basis (17.1% on an actual basis).

	Six months ending June 30			Change
in millions of euros	2004	2003 on a comparable basis (non audited)	2003 historical	2004/2003 on a comparable basis (non audited)	2004/2003 historical
Revenues	10,799	10,909	10,915	(1.0)%	(1.1)%
Operating income before depreciation and amortization	3,895	3,732	3,687	4.4%	5.6%
Operating income before depreciation and amortization / revenues	36.1%	34.2%	33.8%
Operating income	2,387	2,155	2,039	10.8%	17.1%
CAPEX	647	626	626	3.4%	3.3%
Operating income before depreciation and amortization - CAPEX	3,248	3,106	3,061	4.6%	6.1%

•	Revenues of the Fixed Line, Distribution, Networks, Large Customers and Carriers segment declined 1% on a comparable basis for the six months ended June 30, 2004 (1.1% on an actual basis). This is a significant improvement in comparison with the previous year, when revenues dropped 2.4% for the full year 2003 on a comparable basis (5.6% on an actual basis). This improvement is due to the rapid deployment of ADSL. The total number of ADSL access lines more than doubled in one year, reaching 4.7 million at June 30, 2004 (including unbundled lines and Wanadoo sales), compared with 2.2 million at June 30, 2003. Excluding unbundled lines, ADSL access lines totaled 4 million, versus 2.1 million a year earlier.

•	Revenues from Consumer Services declined 4.5% on a comparable basis (4.7% on an actual basis), reflecting lower prices (free unlisted number service and lower rates for calls to cellphone numbers), coupled with loss of market share for telephone calls. Flat rate call time packages nevertheless continued to experience rapid growth, totaling nearly 10 million customers at end June 2004, an increase of 26% over end June 2003. The share of contract clients thus increased from 31.3% at end June 2003 to 39.7% at end June 2004. The popularity of these services is increasing, in particular with the launch of France Telecom’s new unlimited call plans in June 2004.

•	Revenues from Business Services recorded a 4.2% overall decline on a comparable basis (-4.1% on a historical basis), due to the decrease in voice telephony. Revenues from business network services remained stable as the migration to IP technologies (IP VPN services) accelerated. Hosting and outsourcing services also experienced rapid development and represent a significant growth driver. Revenues from voice telephony services for Businesses declined 9.7% due to lower prices and loss of market share for telephone calls.

•	Revenues from Network and Carrier Services recorded 14.5% growth on a comparable basis due to the strong increase in unbundling of telephone lines and wholesale ADSL access sales. Revenues from international carrier services also contributed to this increase.

•	France Telecom’s market share (measured through interconnection) of the French local telephony traffic is 72.5%, and 59.7% on the long distance telecommunications market.

•	Within the framework of the Broadband for All program, the Group’s objective in France is to have 90% of telephone lines connectable to ADSL at end 2004 and 95% at end 2005 (vs. 79% at end 2003). Overall investment in ADSL should represent 700 million euros over the period 2003-2005. In addition, France Telecom aims to raise the total number of ADSL subscribers in France (excluding unbundling) to 4.5 million (vs. about 3.1 million at end 2003).

•	Operating income before depreciation and amortization for this segment increased 4.4% on a comparable basis (5.6% on an actual basis).

•	Operating income increased 10.8% on a comparable basis compared to H1 2003 (17.1% on an actual basis), to 2.4 billion euros.

•	The Top Indicator “Operating income before depreciation and amortization less CAPEX” improved 4.6% in H1 2004 on a comparable basis (6.1% on an actual basis) to 3.2 billion euros, compared with 3.1 billion euros in H1 2003.

Equant: revenues decline 3.2% on a comparable basis (12.9% decline on an actual basis)

	Six months ending June 30			Change
in millions of euros	2004	2003 on a comparable basis (non audited)	2003 historical	04/03 on a comparable basis (non audited)	04/03 historical
Revenues	1,168	1,206	1,341	(3.2)%	(12.9)%
Operating income before depreciation and amortization	48	121	144	(60.4)%	(66.7)%
Operating income before depreciation and amortization / revenues	4.1%	10.1%	10.8%
Operating income	(143)	(84)	(85)	(69.9)%	(69.2)%
CAPEX	90	123	137	(26.8)%	(34.2)%
Operating income before depreciation and amortization less CAPEX	(42)	(1)	8	ns	ns

•	On a comparable basis, Equant’s revenues declined 3.2% (12.9% on an actual basis due to the negative impact of the euro/dollar exchange rate over the period). This decline was due to increased competitive pressure on prices and customer migrations to more attractively priced IP connections.

•	Based on figures published by Equant, revenues totaled $1.4 billion for the six months ended June 30, 2004. Revenues from network services declined 5.7%. The share of sales by the direct distribution network (including Transpac in France) declined slightly (1.7%) and indirect sales declined 24.1% compared with June 30, 2003. This decline and a 22% decrease in revenues from the contract with SITA were partially offset by the increase in integration services and strong growth in value-added services (up 23% in H1 2004 compared with H1 2003). This increase reflects the early effects of Equant’s shift in activity towards the provision of global communication solutions.

•	Operating income before depreciation and amortization decreased 60.4% on a comparable basis (66.7% on an actual basis). The decrease in revenues was partially offset by savings generated by a cost control program.

•	Investments in tangible and intangible assets (CAPEX) decreased strongly compared to H1 2003 (down 26.8% on a comparable basis, 34.2% in historical figures), due to the drop in business.

•	The TOP indicator “Operating income before depreciation and amortization less CAPEX” decreased by 42 million euros in H1 2004, compared with a -1 million euros year-on-year decrease on a comparable basis (+8 million on an actual basis in H1 2003).

TP Group

•	Revenues increased 1.6% on a comparable basis (down 8.4% on an actual basis)

•	Sustained growth in wireless: revenues up 29% on a comparable basis, customer base increases 19.8% despite increased competition

•	New fixed line growth channels with ADSL and data transmission services

	Six months ending June 30			Change
in millions of euros	2004	2003 on a comparable basis (non audited)	2003 historical	04/03 on a comparable basis (non audited)	04/03 historical
Revenues	1,944	1,914	2,123	1.6%	(8.4)%
Operating income before depreciation and amortization	870	863	956	0.8%	(9.0)%
Operating income before depreciation and amortization / Revenues	44.7%	45.1%	45.1%
Operating income	428	412	455	3.9%	(6.0)%
CAPEX	259	315	349	(17.6)%	(25.7)%
Operating income before depreciation and amortization - CAPEX	611	549	608	11.3%	0.5%

•	TP Group revenues increased 1.6% on a comparable basis to 1.9 billion euros in the first half 2004. On an actual basis, revenues decreased 8.4% due to the adverse trend in the zloty/euro exchange rate.

•	Wireless services subsidiary PTK Centertel continued to record sustained revenue growth in the first half of 2004 as revenues increased 29% on a comparable basis and 16.5% on an actual basis. The customer base increased 19.8% at June 30, 2004 with the acquisition of 383,000 new contract service customers during the first half of the year. The percentage of customers with package contracts increased from 40% at June 30, 2003 to 48% at end June 2004.

•	Fixed line services recorded a 5.7% drop in H1 2004 on a comparable basis (15% on an actual basis), due notably to lower prices. This decrease was partially offset by high-growth services such as ADSL (234,000 more customers than at June 30, 2003) and in data transmission services, which recorded a 21% increase in revenues over H1 2004.

•	Operating income before depreciation and amortization recorded a slight increase of 0.8% on a comparable basis (declining 9% on an actual basis).

•	Operating income increased 3.9% compared to H1 2003 on a comparable basis to 428 million euros (decline of 6% on an actual basis).

•	Investments in tangible and intangible assets (CAPEX) declined significantly to 259 million euros compared with H1 2003 (-17.6% on a comparable basis), following the substantial investments made in previous years, notably in the wireless network.

•	The Top indicator “Operating income before depreciation and amortization less CAPEX” reached 611 million euros in 2004, compared with 549 million euros in H1 2003 (an increase of 11.3% on a comparable basis and 0.5% on an actual basis).

Other international

	6 months ending June 30			Change
(in millions of euros)	2004	2003 on a comparable basis (non audited)	2003 historical	04/03 on a comparable basis (non audited)	04/03 historical
Revenues	676	629	854	7.5%	(20.8)%
Operating income before depreciation and amortization	214	191	292	12.1%	(26.6)%
Operating income before depreciation and amortization / revenues	31.7%	30.4%	34.2%
Operating income	111	81	133	36.7%	(17.0)%
CAPEX	81	82	97	(1.6)%	(17.0)%
UMTS / GSM licenses	0	0	0
Operating income before depreciation and amortization - CAPEX	134	109	195	22.5%	(31.4)%

•	Revenues from the “Other International” segment grew 7.5% on a comparable basis (declining 20.8% on an actual basis due to significant changes in exchange rates and in the scope of consolidation, including the sale of CTE Salvador).

•	Growth in this segment derived mainly from wireless services in Jordan, Senegal and Mali. Revenues from Uni2 in Spain declined 4.2% due to a contraction in wholesale telephone traffic sales, which was partially offset by direct sales to customers.

•	The Top indicator “Operating income before depreciation and amortization less CAPEX” increased by 22.5% in H1 2004 (on a comparable basis) to 134 million euros, compared with 109 million euros in H1 2003.

Appendix 1: Customer base at June 30, 2004

The France Telecom Group had a total of 119.6 million customers worldwide at June 30, 2004, broken down as follows:

	Customers (in millions)	Countries
Wireless Communications	58.5	20
Fixed Line Telephony	49.5	9
Internet Access (active customers)	10.8	10
Cable networks	0.9	1

Appendix 2: Orange – Key Indicators by Country

	6 months ending June 30
	2004	2003 comparable basis (non audited)	2003 historical
France
Clients (thousands) (end of period)	20,396		19,368

Contract	12,170		10,963
Pre-paid	8,226		8,405
Network revenues (in millions of €)	3,916		3,542
Sale of handsets and other revenues (in millions of €)	223		264

Total revenues (in millions of €)	4,139		3,806
ARPU – 12-month rolling base (€)	387		376

Contract	549		548
Pre-paid	164		163
Monthly AUPU (in minutes)	167		150

Contract	252		231
Pre-paid	50		49
Churn (%)	18.6		20.4

Contract (%)	10.3		13.2
Prepaid (%)	30.1		29.2
Commercial expenses, % of revenues

Customer acquisition expenditure (%)	5.8		5.8
Customer loyalty expenditure (%)	4.0		3.1
Operating income before depreciation and amortization (in millions of €)	1,979		1,735

Capex (in millions of €)	395		291

UK
Clients (thousands) (end of period)	13,747		13,258

Contract	4,547		4,298
Pre-paid	9,200		8,960
Network revenues (in millions of €)	2,786	2,635	2,590
Sale of handsets and other revenues (in millions of €)	263	266	262

Total revenues (in millions of €)	3,049	2,901	2,852
ARPU – 12-month rolling base (€)	274		267

Contract	577		568
Pre-paid	127		126
Monthly AUPU (in minutes)	146		144

Contract	331		329
Pre-paid	56		57
Churn (%)	26.1		19.9

Contract (%)	23.2		22.7
Prepaid (%)	31.8		22.6

Commercial expenses, % of revenues
Customer acquisition expenditure (%)	9.9		7.7
Customer loyalty expenditure (%)	6.9		4.2
Operating income before depreciation and amortization (in millions of €)	975	1,026	1,008

Capex (in millions of €)	307	367	361

Rest of world

	6 months ending June 30
	2004	2003 comparable basis (non audited)	2003 Historical
Netherlands — Orange Netherlands
Clients (thousands) (end of period)	1,544		1,057
Total revenues (in millions of €)	288		219
Network revenues (in millions of €)	259		206
Operating income before depreciation and amortization (in millions of €)	45		29
Capex (in millions of €)	20		22
ARPU – 12-month rolling base (€)	381		379
Slovakia — Orange Slovensko
Clients (thousands) (end of period)	2,208		1,852
Total revenues (in millions of €)	225	190	185
Network revenues (in millions of €)	215	178	173
Operating income before depreciation and amortization (in millions of €)	105	81	79
Capex (in millions of €)	22	19	18
ARPU – 12-month rolling base (€)	201		196
Denmark — Orange Denmark
Clients (thousands) (end of period)	612		546
Total revenues (in millions of €)	128	127	127
Network revenues (in millions of €)	107	97	98
Operating income before depreciation and amortization (in millions of €)	16	14	14
Capex (in millions of €)	9	19	19
ARPU – 12-month rolling base (€)	371		370
Romania — Orange Romania
Clients (thousands) (end of period)	3,957		2,590
Total revenues (in millions of €)	281	186	206
Network revenues (in millions of €)	267	177	196
Operating income before depreciation and amortization (in millions of €)	147	97	108
Capex (in millions of €)	46	28	32
ARPU – 12-month rolling base (€)	158		177
Belgium — Mobistar
Clients (thousands) (end of period)	2,662		2,418
Total revenues (in millions of €)	645		547
Network revenues (in millions of €)	572		479
Operating income before depreciation and amortization (in millions of €)	268		204
Capex (in millions of €)	58		53
ARPU – 12-month rolling base (€)	431		409
Switzerland — Orange Communications
Clients (thousands) (end of period)	1,116		1,003
Total revenues (in millions of €)	409	369	384
Network revenues (in millions of €)	370	341	355
Operating income before depreciation and amortization (in millions of €)	118	77	80
Capex (in millions of €)	32	47	49
ARPU – 12-month rolling base (€)	688		710

Rest of world (cont.)

	6 months ending June 30
	2004	2003 comparable basis (non audited)	2003 Historical
Egypt – MobiNil (71.25% stake)
Clients (thousands) (end of period)	2,346		1,826
Total revenues (in millions of €)	199		143
Network revenues (in millions of €)	95	74	92
Operating income before depreciation and amortization (in millions of €)	16	16	20
Capex (in millions of €)	176		232
Other countries
Clients (thousands) (end of period)	2,301		1,702
Total revenues (in millions of €)	255	171	198
Network revenues (in millions of €)	234	151	174
Operating income before depreciation and amortization (in millions of €)	124	66	74
Capex (in millions of €)	40	28	34
Total Rest of World
Clients (thousands) (end of period)	16,746		12,994
Total revenues (in millions of €)	2,430	1,952	2,043
Network revenues (in millions of €)	2,211	1,766	1,851
Operating income before depreciation and amortization (in millions of €)	918	642	680
Capex (in millions of €)	243	232	247

Appendix 3: Key Indicators – Wanadoo

	H1 2004	H1 2003	% change
Total customers in France (in thousands)	4,682	4,230	+ 10.7
including broadband customers (in thousands)	2,315	1,394	+ 66.0
Total Wanadoo customers (in thousands)	9,240	8,807	+ 4.8
including broadband customers (in thousands)	3,266	1,818	+ 79.6

Appendix 4: Key indicators - Fixed Line, Distribution, Networks, Large Customers and Carriers segment

	H1 2004	H1 2003	% change
ADSL installed base
Total ADSL lines (in thousands)	4,687	2,172	+115.8
Including Wanadoo ADSL	2,234	1,320	+69.2
Including ISP and third party operator ADSL lines	1,722	789	+118.2
Including unbundled telephone lines	731	63	ns
Consumer Services
Consumer voice telephony traffic (billions of minutes)	28.1	30.8	-8.7
Number of subscriptions to call plans (millions)	10.0	7.9	+26.0
Business Services
Business voice telephony traffic (billions of minutes)	10.3	11.2	-7.4
Number of business data network access lines (in thousands)	232.1	221.8	+4.6
Networks and Carriers
Voice traffic of national interconnection (billions of minutes)	24.3	21.5	+12.9

Appendix 5: Key Indicators – TP Group

thousands	H1 2004	H1 2003	% change
Total Broadband clients (ADSL + SDI)	340	145	+ 134.5
Fixed line telephony clients (thousands)	11,371	10,948	+ 3.9
Mobile telephony clients (clients)	6,090	5,083	+ 19.8
including contract	47.7%	39.9%
TP Group (PTK Centertel) share of the mobile market	31.2%	32.9%

Appendix 6 – Definition of financial terms used

Figures on a Comparable Basis: figures for six months ended June 30, 2003: In order to provide a basis of comparison with the results for the six months ended June 30, 2004, figures on a comparable basis with constant exchange rates and scope of consolidation are presented for 2003. To this end, the results for the six months ended June 30, 2003 have been adjusted to reflect the same scope of consolidation and exchange rates as at June 30, 2004.

Mobile network revenues: includes outgoing traffic, incoming traffic, access fees, visitor roaming and value added services.

ARPU – for Orange: annual average revenue per user is calculated by dividing network revenues for the previous 12 months by the weighted average number of customers during the same period. Network revenues include outgoing traffic, incoming traffic, connection fees, visitor roaming and value added services. The weighted average number of customers during a period is the average of the monthly average customer bases for the period. The monthly average customer base is calculated as the sum of the opening and closing customer bases for the month divided by two. ARPU is quoted on a revenue per customer per year basis. Orange France (mainland) does not currently receive revenues from other French mobile network operators for voice calls from their networks that terminate on Orange France’s mainland network as in some other markets, in particular the United Kingdom. As a consequence, French and UK ARPUs are not directly comparable.

AUPU – for Orange: average usage per user, calculated by dividing the total minutes used over the preceding 12 months (outbound calls, inbound calls and roaming) by the average subscriber base of Orange for the same period. AUPU is quoted on a monthly basis per customer.

Market share of fixed line telephony in France: calculated based on traffic on the network or interconnected to the network of France Telecom.

Group R&D expenditure: expenses in Research and Development excluding amortization and depreciation, and investment in tangible and intangible assets in R&D.

OPEX: operating expenses before depreciation and amortization of tangible and intangible assets and before amortization of actuarial adjustments in the early retirement plan.

CAPEX: acquisition of tangible and intangible assets, excluding GSM and UMTS licenses, and investments financed through capital leases.

Operating income before depreciation and amortization: operating income before depreciation and amortization of tangible and intangible assets and before amortization of actuarial adjustments in the early retirement plan.

Free cash flow: net cash flow provided by operating activities, less net cash used in investment operations. The purchase of short-term marketable securities is considered, from an accounting perspective, as a cash flow allocated to investment operations. These short-term marketable securities are nonetheless considered to be liquid and are included in the figure.

Commercial expenses: includes commissions, expenses and advertising.

Share of contract clients: number of contracts and call plans over the total number of consumer clients.

This press release contains “forward-looking statements” about France Telecom, in particular in the “Objectives for 2004 and 2005” section. Such statements are not actual facts and include expressions about management’s confidence and strategies and management’s expectations about new and existing programs, opportunities, technology and market conditions. Although France Telecom believes its expectations are based on reasonable assumptions, these forward-looking statements are subject to numerous risks and uncertainties. These statements should not be regarded as a representation that anticipated events will occur or that expected objectives will be achieved. Important factors that could cause actual results or performance to differ materially from the results anticipated in the forward-looking statements include, among other things, the success of the announced Ambition FT 2005 plan and the TOP and TOP Line programs, France Telecom’s other strategic, financial and operating initiatives, changes in economic, business and competitive markets, risks and uncertainties attendant upon international operations, technological trends, exchange rate fluctuations and market regulatory factors. More detailed information on the potential factors that could affect the financial results of France Telecom is contained in the Document de Référence submitted to the AMF on March 9, 2004 and in the annual report filed on April 16, 2004 with the U.S. Securities and Exchange Commission, under cover of Form 20-F. The forward-looking statements in this press release speak only as of the date hereof and France Telecom does not undertake to update any forward-looking statement to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FRANCE TELECOM

Date: July 27, 2004	By:	/S/ PIERRE HILAIRE
	Name:	Pierre Hilaire
	Title:	Director of Financial Information